EXHIBIT 99.1

POET Technologies Responds to Recent Trading Activity

SAN JOSE, Calif., May 02, 2017 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX-V:PTK), a developer of opto-electronic fabrication processes for the semiconductor industry, is responding to today’s share trading activity at the request of Investment Industry Regulatory Organization of Canada (“IIROC”) on behalf of the Toronto Stock Exchange.

POET confirms that it is not aware of any undisclosed material change to the Company's business or operations and has no material event to report at this time.

About POET Technologies Inc.
POET (Planar Opto-Electronic Technology) and its subsidiaries are developers of opto-electronic and photonic fabrication processes, devices and products. The company's vision is to enable the integration of photonics and electronics through both monolithic and hybrid approaches to design and packaging.  Integration is fundamental to increasing functional scaling and lowering the cost of current photonic solutions that drive applications in data communications, consumer products and industrial sensing. Leveraging both Gallium Arsenide (GaAs) and Indium Phosphide (InP) technology platforms, POET believes that its advanced processes for active photonic devices and innovative passive components provide a unique and differentiated combination that will enable substantial improvements in component cost, size and performance over current photonic solutions. More information may be obtained at www.poet-technologies.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075

Shareholder Contact:
Shelton Group
Brett L. Perry
Leanne K. Sievers
E: sheltonir@sheltongroup.com